Exhibit B












                CONSTRUCTION, OPERATION AND MAINTENANCE AGREEMENT




                                 BY AND BETWEEN


                         CAROLINA POWER & LIGHT COMPANY


                                       AND


                   EASTERN NORTH CAROLINA NATURAL GAS COMPANY












                              DATED JANUARY 5, 2001







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                               TABLE OF CONTENTS
                               -----------------

                                                                            Page


1.   Definitions 1

2.   Relationship of the Parties...............................................2
            2.1  Independent Contractor........................................2
            2.2  Operator's Authority to Execute Contracts.....................2

3.   Operator's Responsibilities; Claims.......................................3
            3.1  Operator's Responsibilities...................................3
            3.2  Claims........................................................5

4.   Employees, Consultants and Subcontractors.................................5
            4.1  Operator's Employees, Consultants and Subcontractors..........5
            4.2  Use of Affiliated Entities or Independent Contractors.........5
            4.3  Standards for Operator and its Employees......................5
            4.4  Non-Discrimination and Drugs..................................6

5.   Financial and Accounting..................................................6
            5.1  Accounting and Compensation...................................6
            5.2  Budgets and Reports...........................................6
            5.3  Disputed Charges..............................................7
            5.4  Rate Reviews..................................................7
            5.5  Audit and Examination.........................................7

6.   Intellectual Property; License to Operator................................7

7.   Indemnification...........................................................8

8.   Insurance   ..............................................................8

9.   Term   ..................................................................10

10.  Survival of Obligations..................................................10

11.  Dispute Resolution.......................................................10
            11.1  Binding Arbitration.........................................10
            11.2  Sole and Exclusive Remedy...................................12
            11.3  Applicability...............................................12

12.  Special and Consequential Damages........................................12

13.  General.    .............................................................12
            13.1  Effect of Agreement; Amendments.............................12
            13.2  Notices.....................................................12


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            13.3 Counterparts.................................................13
            13.4 Waiver.......................................................13
            13.5 Assignability; Successors....................................13
            13.6 Third Persons................................................13
            13.7 Governing Law; Regulatory Bodies.............................14
            13.8 Section Numbers; Headings....................................14
            13.9 Severability.................................................14
            13.10 Further Assurances..........................................14


                                    EXHIBITS
                                    --------

Exhibit A -- Accounting Procedure


Exhibit B -- Map of the Facilities


Exhibit C -- Rate Guidelines


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                CONSTRUCTION, OPERATION AND MAINTENANCE AGREEMENT
                -------------------------------------------------

     This Construction, Operation and Maintenance Agreement (this "CO&M Agreement") is made and entered into as of the 5th day of January, 2001, is by and between Carolina Power & Light Company, a North Carolina corporation ("Operator" or "CP&L"), and Eastern North Carolina Natural Gas Company, a North Carolina corporation ("Company").


1.   Definitions.
     -----------


     Any term defined in the Shareholders' Agreement (as defined below) that appears in this CO&M Agreement shall, except as otherwise specifically provided herein, have the same meaning in this CO&M Agreement as in the Shareholders' Agreement.


     1.1 Accounting Procedure. The accounting procedure set forth in Exhibit A attached hereto.

     1.2 APEC. Albemarle Pamlico Economic Development Corporation, a North Carolina corporation.

     1.3   CP&L.  Carolina Power & Light Company, a North Carolina corporation.

     1.4 Progress Energy. Progress Energy, Inc., a North Carolina corporation.

     1.5 Company. Eastern North Carolina Natural Gas Company, a North Carolina corporation.

     1.6 Day. A period of twenty-four (24) consecutive hours commencing at 8:00 a.m., Eastern Standard Time.

     1.7   Damages.  See Section 8.7.

     1.8 Facilities. The approximately 850 miles of pipeline, various meter stations and related facilities as generally reflected per the map attached hereto as Exhibit B; but whose ultimate determination shall be per any applicable NCUC order(s).

     1.9   Formation Date.  The effective date of the Articles.

     1.10 Liabilities. Actions, claims, settlements, judgments, demands, costs, expenses (including, without limitation, expenses attributable to the defense of any actions or claims), attorneys' fees and liabilities related to the Operation of the Facilities.

     1.11 Month. A period of time beginning on the first Day of a calendar month and ending at the same time on the first Day of the next succeeding calendar month.

     1.12  NCUC. The North Carolina Utilities Commission



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     1.13  NCUC Application. The filing, as amended, by Progress Energy or one of its affiliates and APEC, as Eastern North Carolina Natural Gas Company of an Application for Bond Funds, a Certificate of Public Convenience and Necessity and request for the Exclusive Franchise of the Service Territory.

     1.14 Operation of the Facilities. The planning, design, construction, testing, maintenance, repair, replacement, improvement, expansion and operation of the Facilities, and billing and collection for the Facilities, including performance of the responsibilities of the Operator as set forth in Section 3.1 of this Agreement.

     1.15 Shareholders' Agreement. The Shareholders' Agreement, dated January 5, 2001, by and among APEC, CP&L Energy and the Company.


     1.1.6 Operator.  CP&L.

     1.17  Party.  The Company or the Operator.

     1.18 Pre-Completion Period. The period between the Formation Date and the date that the Facilities are placed into service, which latter date shall be certified in writing by the Operator.

     1.19 Prohibited Conduct. Any action by the Operator that constitutes bad faith, gross negligence or willful misconduct.

     1.20 Required Accounting Practice. The accounting rules and regulations, if any, at the time prescribed by the regulatory bodies under the jurisdiction of which the Company is at the time operating and, to the extent of matters not covered by such rules and regulations, generally accepted accounting principles on a consistent basis as practiced in the United States at the time prevailing for companies engaged in a business similar to that of the Company.


     1.21 Year. Each twelve (12) Month period beginning on the first Day of a calendar year and ending at the beginning of the first Day of the next calendar year, provided that the first year hereunder shall begin on the date hereof, and shall end at the beginning of the first Day of the following calendar year, and further provided that the last contract year shall end at the expiration of the term of this CO&M Agreement pursuant to Section 9 hereof.

2.   Relationship of the Parties.
     ---------------------------

     2.1 Independent Contractor. The Operator shall at all times be, and have the responsibilities and status of, an independent contractor in the fulfillment of its duties under this CO&M Agreement.

     2.2 Operator's Authority to Execute Contracts. Copies of all contracts entered into by the Operator on behalf of the Company shall be provided to the Company. All contracts and permits, if any, relating to Company business and executed by the Operator prior to the Formation Date shall be assigned by the Operator to the Company as soon as practicable after the Formation Date.


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           Operator may, in its discretion, enter into such contracts with third party suppliers of materials, supplies and/or equipment as it deems necessary in order to fulfill its obligations under this CO&M Agreement. All payments associated with such contracts shall be payable by the Company directly to such third party.

3.   Operator's Responsibilities; Claims.
     -----------------------------------

     3.1 Operator's Responsibilities. The Operator shall be responsible for the Operation of the Facilities, which includes, but is not limited to, performance of the following responsibilities:

           (a) Prepare, file, execute and prosecute applications for the Necessary Regulatory Approvals required by the Company and make periodic filings required of the Company by Governmental Authorities having jurisdiction, including, without limitation, the preparation, filing, execution and prosecution of the NCUC Application (and any amendments thereto), the Company's tariffs, and any rate case filings.

           (b) Provide or cause to be provided day-to-day operating and maintenance services, administrative liaison and related services to the Company, including, but not limited to public safety requirements and compliance, customer support (including customer service functions and billing and collections services), rates (including rate cases), legal, accounting, engineering, construction, repair, replacement, inspection, operational planning, marketing, budgeting, tax and technical services, and insurance and regulatory administration.

           (c) Prepare (i) engineering design and specification of the Facilities, which design shall be made in accordance with the requirements of all applicable Governmental Authorities having jurisdiction, (ii) a plan of construction, (iii) a schedule of projected expenditures, (iv) a schedule of construction, and (v) the estimated costs of construction.

           (d) Secure appropriate and qualified contractors for the design, engineering, construction, installation and Operation of the Facilities.

           (e) Negotiate and execute contracts for the purchase of materials, equipment and supplies necessary for the Operation of the Facilities.

           (f) Prepare, negotiate and execute in the name of the Company rights-of-way, land in fee, permits and contracts, initiate and prosecute eminent domain proceedings necessary for the Operation of the Facilities, and resist the perfection of any involuntary liens against Company property.

           (g) Construct and install, or cause to be constructed and installed, the Facilities.

           (h) Provide construction reports every thirty (30) days (or less frequently as required by the Company) that includes the status of construction and the estimated completion date for different phases of construction


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           (i) In consultation with APEC, determine the route and location of the Facilities, and any additions to the Facilities, consistent with any and all orders of the NCUC, and consistent with Sections 4.5(e) and (f) of the Shareholders' Agreement.

           (j) Maintain accurate and itemized accounting records for the Operation of the Facilities, together with any information reasonably required by the Company relating to such records, consistent with the applicable provisions of Section 4.2 of the Shareholders' Agreement.

           (k) Prepare the financial reports set forth in Section 4.2 of the Shareholders' Agreement.

           (l) Cause the Operation of the Facilities to be in accordance with the requirements of all Governmental Authorities having jurisdiction, including, but not limited to, the requirements of the United States Department of Transportation set forth in 49 C.F.R. Parts 192 and 199 and in accordance with sound and prudent natural gas pipeline industry practices, and provide or cause to be provided such appropriate supervisory, audit, administrative, technical and other services as may be required for the Operation of the Facilities.

           (m) Prepare and file all necessary federal and state income tax returns and all other tax returns and filings for the Company. Each Shareholder shall furnish to the Operator all pertinent information in its possession relating to Company operations that is necessary to enable such returns to be prepared and filed.

           (n) On behalf of the Company, maintain and administer bank and investment accounts and arrangements for Company funds, draw checks and other orders for the payment of money, and designate individuals with authority to sign or give instructions with respect to those accounts and arrangements. The Company's funds shall not be commingled with funds belonging to the Operator.

           (o) Negotiate, execute and administer customer service agreements in accordance with the Company's tariffs and applicable regulatory requirements, including, but not limited to, the preparation and collection of all bills to customers for services rendered thereunder.

           (p) Utilize an appropriate industry customer satisfaction measurement instrument to gauge Operator performance, and provide results to the Company upon request by the Company.

           (q) Dispatch and allocate daily scheduled nominations for natural gas quantities to be received, transported and redelivered by means of the Facilities in accordance with the Company's tariffs and any applicable regulatory requirements.

           (r) Plan for, procure, manage and dispatch adequate supplies of natural gas to serve all of the Company's needs during the term of this CO&M Agreement. Utilize flow measurement equipment for volume determinations and natural gas chromatographs for energy determinations, as deemed appropriate by the Operator.


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


           (s) Except as otherwise provided by applicable laws or governmental regulations or as otherwise directed by the Company, retain all records, books of account, Company tax returns, plans, designs, studies, reports and other documents related to the Operation of the Facilities for three (3) years from the date of completion of the activity to which such records relate (or such longer period as may be required by law).

           (t) Report to the Company as soon as practicable all non-routine occurrences that the Operator determines may have a significant adverse impact upon the Operation of the Facilities, make any necessary repairs as a result of such occurrences as the Operator deems necessary, and make a follow-up report at an appropriate time on the Operator's response to each non-routine occurrence.

           (u) Perform such other duties as are reasonably necessary or appropriate in the Operator's discretion and enter into such other arrangements as reasonably requested by the Company to discharge the Operator's responsibilities under this CO&M Agreement.


     3.2 Claims. Any and all claims against the Company instituted by anyone other than the Operator arising out of the Operation of the Facilities shall be settled or litigated and defended by the Operator in accordance with its best judgment and discretion after consultation and concurrence with the Company.


4.   Employees, Consultants and Subcontractors.
     -----------------------------------------


     4.1 Operator's Employees, Consultants and Subcontractors. The Operator shall employ or retain and have supervision over the Persons (including consultants and professional service or other organizations) required or deemed advisable by the Operator to perform its duties and responsibilities hereunder in an efficient and economically prudent manner. The Operator will use its best efforts to use local, qualified employees, consultants and contractors when possible. The Operator shall pay all reasonable expenses in connection therewith, including compensation, salaries, wages, overhead and administrative expenses incurred by the Operator, and if applicable, social security taxes, workers' compensation insurance, retirement and insurance benefits and other such expenses. The compensation for the Operator's employees shall be determined by the Operator, provided that the amount and terms of such compensation shall be comparable to those prevailing in the natural gas industry where Operator's employees are located for similar work. Subject to the other provisions of this CO&M Agreement, all authorized expenses pursuant to this Section 4.1 shall be reimbursed to the Operator by the Company as provided in the Accounting Procedure.

     4.2 Use of Affiliated Entities or Independent Contractors. The Operator may utilize, as it deems necessary or appropriate, the services of any independent contractors or of its or any Shareholder's Affiliate; provided, however, that such services of the Operator's or any Shareholder's Affiliate must be utilized on terms no less favorable to the Company than those prevailing at the time for comparable services of nonaffiliated independent parties.

     4.3 Standards for Operator and its Employees. The Operator shall perform its services and carry out its responsibilities hereunder, and shall require all of its employees and contractors, subcontractors and materialmen furnishing labor, material or services for the Operation of the Facilities to carry out their respective responsibilities in accordance with sound, workmanlike and prudent practices of the natural gas pipeline industry and in compliance with the Company's approved tariffs and all relevant laws, statutes, ordinances, safety codes, regulations, rules and authorizations of Governmental Authorities having jurisdiction applicable to the Facilities.

     4.4 Non-Discrimination and Drugs. In performing under this CO&M Agreement, the Operator shall not discriminate against any employee or applicant for employment because of race, creed, color, religion, sex, national origin, age, disability, sexual orientation or pregnancy, and will comply with all provisions of Executive Order 11246 of September 24, 1965 and any successor order thereto, to the extent that such provisions are applicable to the Operator or the Company. The Company and the Operator do not condone in any way the use of illegal drugs or controlled substances. Any person known by the Operator to be in possession of any illegal drag or controlled substance will be removed by the Operator and not permitted to work on or with respect to the Facilities. In addition, the Operator shall meet all the applicable requirements imposed by the Department of Transportation as specified in 49 C.F.R. Parts 40 and 199. Furthermore, upon request and to the extent permitted by law, the Operator will furnish the Company copies of the records of employee drug test results required to be kept under the provisions of 49 C.F.R. Part 199. The provisions of this
Section 4.4 shall be applicable to any contractors, consultants and subcontractors retained in connection herewith, and the Operator shall cause the agreements with any contractor, consultant or subcontractor to contain similar language.

5.   Financial and Accounting.
     ------------------------

     5.1   Accounting and Compensation.
           ---------------------------

           (a) The Operator shall keep a full and complete account of all costs, expenses and expenditures incurred by it in connection with its obligations hereunder in the manner set forth in the Accounting Procedure.

           (b) The Operator shall be reimbursed by the Company at the rate and in the manner set forth in the Accounting Procedure for all costs and expenses of the Operator in connection with the Operation of the Facilities or otherwise to fulfill the Operator's duties under this CO&M Agreement; provided, however, that the Company shall not be required to reimburse the Operator for costs and expenses arising out of Prohibited Conduct or claims for non-payment of any and all contributions, withholding deductions or taxes measured by the wages, salaries or compensation paid to Persons employed by the Operator or any of its Affiliates in connection herewith.

     5.2 Budgets and Reports. The Operator shall prepare and deliver to the Company for approval, on an annual basis, an Annual Budget reflecting the estimated costs to be incurred for Operation of the Facilities during the ensuing twelve (12) month period. For each Fiscal Year, the Annual Budget shall be submitted by November 30 of the preceding year. The Operator shall also prepare and deliver to each Shareholder such forecasts, cash flow projections and financial and operating reports with respect to the Company as from time to time may be reasonably requested by the Company, including fiscal year reports for Shareholders who report financial results on a basis other than the calendar year.

     5.3 Disputed Charges. The Company may, within the audit period referred to in Section 5.5 hereof, take written exception to any bill or statement rendered by the Operator for any expenditure or any part thereof on the ground that the same was not appropriate for reimbursement under the terms of Section 5.1(b) above. The Company shall pay the disputed amount into escrow with a third party escrow agent to be selected by the Company. Such payment shall not be deemed a waiver of the right of the Company to recoup any contested portion of any bill or statement; provided, however, that if the amount as to which such written exception is taken or any part thereof is ultimately determined in accordance with Section 11 of this CO&M Agreement not to be appropriate for reimbursement under the terms of Section 5.1(b) of this CO&M Agreement, such amount or portion thereof (as the case may be) shall be refunded by the escrow agent to the Company.

     5.4 Rate Reviews. Subject to NCUC approval and in accordance with the guidelines set forth on Exhibit C attached hereto, the Operator shall review from time to time the rates and fees charged for natural gas, natural gas transmission and/or distribution services, and subject to the receipt of any required regulatory approvals, revise such rates and fees as the Operator may deem appropriate for the Company; provided, however, the Operator may not revise such rates and fees if the Board of Directors of the Company, with the vote of at least one (1) Progress Energy Director, disapproves such change in rates and fees.

     5.5   Audit and Examination. The Company or any Shareholder, after thirty
(30) Days notice in writing to the Operator, shall have the right during normal business hours to audit or examine, at the expense of the requesting party, all books and records maintained by the Operator, as well as the relevant books of account of the Operator's contractors, relating to the Operation of the Facilities; provided, however, that the total number of full audits commenced in any Year pursuant to this Section 5.5 shall not exceed one (1). Such right shall include the right to meet with the Operator's internal and independent auditors to discuss matters relevant to the audit or examination. The Company shall have two (2) Years after the close of a Year in which to make an audit of the Operator's records for such Year; provided, however, that any audits relating to construction costs may be made up to twenty-four (24) Months after the in-service date of the Facilities (not including any modifications) or after the date that construction of the modification in question was completed, as certified in writing by the Operator, in the case of a modification.

6.   Intellectual Property; License to Operator.
     ------------------------------------------

     Each Shareholder hereby grants to the Operator an irrevocable, royalty-free, non-exclusive and non-assignable license to use, during the term of this CO&M Agreement, any Confidential Information provided to the Company or the Operator by said Shareholder and designated as such by said Shareholder. For purposes of this Section 6, Confidential Information shall include, but shall not be limited to, inventions (whether patented or not) and copyrighted or copyrightable material. As a condition precedent to the effectiveness of such license to use, the Operator hereby expressly agrees that it will utilize such

Confidential Information solely in connection with the performance of its duties hereunder and as a Shareholder of the Company pursuant to the terms of the Shareholders' Agreement. Upon termination of this CO&M Agreement or CP&L's removal as Operator, such license shall terminate and the Operator shall return all Confidential Information that has been provided to it together with all reproductions thereof in the Operator's possession, pursuant to such license to use, to the Shareholder from whom it obtained such Confidential Information.

7.   Indemnification.
     ---------------

     Each Party (the "Indemnifying Party") will indemnify and save harmless the other Party (the "Indemnified Party") from any loss or damages (including reasonable attorney's fees) incurred by the Indemnified Party because of claims, suits, or demands of third parties arising out of or resulting from any alleged act or omission on the part of the Indemnifying Party, its employees, or agents in the performance of, or failure to perform the activities contemplated by this Agreement, or otherwise arising under this Agreement, to the extent that such loss or damage is caused by or results from the acts of the Indemnifying Party or its employees or agents, provided that (i) the Indemnified Party promptly notified the Indemnifying Party in writing of any suits, claims or demands against the Indemnified Party for which the Indemnifying Party is responsible under this indemnity; (ii) the Indemnified Party gives the Indemnifying Party full opportunity and authority to assume the sole defense of and settle such suits; and (iii) the Indemnified Party furnishes to the Indemnifying Party upon request all information and assistance available to the Indemnified Party for defense against any such suit, claim or demand. This indemnity is in lieu of all other obligations of the Indemnifying Party, express or implied, in law or in equity, to indemnify the Indemnified Party for such claims.

8.   Insurance.
     ---------

     8.1 During the initial construction of the Facilities, the Operator shall cause insurance to be carried and maintained, either directly or through the contractor building the Facilities, with the limits directed by the Company, to cover liability for personal injury or death, physical loss and damage to property during construction, with a deductible amount selected by the Operator. The insurance shall name the Operator and the Company as insureds.

     8.2 At all times during the Operation of the Facilities, the Operator shall provide (a) workers' compensation insurance granting full compensation under the worker's compensation law of any state in which operations are conducted, and (b) employer's liability insurance with limits of not less than $1,000,000.00 per occurrence for all of the Operator's employees engaged in work on the Facilities, and (c) automobile liability insurance for all vehicles owned or used by the Operator, covering injuries to or death of persons and damage to property, with a combined single limit of not less than $1,000,000.00 per occurrence, and (d) general liability insurance with limits of not less than $5,000,000.00 per occurrence for all of the Operator's employees engaged in work on the Facilities.


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


     8.3 If permitted by applicable law, the Operator may self-insure the workers' compensation, employer's liability, automobile liability, and general liability insurance required above.

     8.4 The Operator shall procure and maintain for the benefit of Company and Operator during the Operation of the Facilities a general liability or excess liability insurance policy in an amount not less than $5,000,000.00 per occurrence for bodily injury and property damage, covering blanket contractual liability, broad form property damage, independent contractors, products/completed operations, cross liability and explosion, collapse and underground exposures. The Operator and the Company shall be named insureds under this policy. The Shareholders and their respective Parent and Affiliates and the Operator's Parent and Affiliates shall be named as additional insureds under this policy, but only for the Operation of the Facilities. This insurance shall be endorsed to provide primary insurance over any other insurance maintained by or on behalf of the Operator or the Shareholders or their respective Parent and Affiliates, and to waive all rights of subrogation in favor of the Operator and the Shareholders and their respective Parent and Affiliates. The Operator will have a certificate of insurance issued evidencing this insurance upon the specific request of the Company or any of its Shareholders.

     8.5 The costs for premiums, deductibles and retentions for the insurance maintained by the Operator pursuant to this CO&M Agreement shall be reimbursable costs pursuant to Section 5 of this CO&M Agreement. In addition, in the event that the Operator self-insures the workers' compensation and employer's liability insurance required above, the Operator shall be reimbursed as provided in Section 3.09 of the Accounting Procedure.

     8.6 After completion of construction of the Facilities, the Company shall at all times be responsible for insuring against liability exposures with regard to the Facilities and the operation, maintenance and construction thereof, except as described in Section 8.2 of this CO&M Agreement.

     8.7 The Operator, the Company and the Shareholders hereby waive, and obligate themselves hereby to cause their respective insurers to waive, all rights of recovery against one another, the Affiliates of each and the insurers of any of them with respect to damage to or loss of property that is a part of the Facilities (collectively referred to as "Damages"). Such waiver of recovery shall be effective regardless of the cause of the Damages, including any Damages attributable to the sole, joint or concurrent negligence of the Party causing the Damages, but excluding any Damages attributable to the gross negligence or willful misconduct of the Party causing the Damages. All such policies of insurance purchased to cover the Facilities or any part thereof, or the Operation of the Facilities or any part thereof, or any natural gas received, transported or delivered using the Facilities, shall be endorsed properly to effectuate this waiver of recovery. In addition, each Shareholder and the Operator shall cause their respective general liability insurance (including excess insurance) policies to be worded to provide a waiver of all subrogation rights in favor of the Operator, the Company and the other Shareholders.

9.   Term.
     ----

     This CO&M Agreement shall be effective as of the date hereof and shall continue for the term of the Company; provided, however, that this CO&M Agreement may be terminated by Company upon the earlier of the first to occur of the following: (a) the Operator or its Affiliate which is a Shareholder ceases to be a Shareholder; or (b) the Operator commits a material default under this CO&M Agreement and such material default continues for a period of one hundred eighty (180) Days after notice thereof by the Company to the Operator (provided, however, that no termination shall occur if the Operator has initiated action to cure such material default but, despite its good faith efforts, it has been unable to complete such cure within such one hundred eighty (180) Day period).

10.  Survival of Obligations.
     -----------------------

     The termination of this CO&M Agreement shall not discharge any Party from any obligation which it owes to any other Party by reason of any transaction, commitment or agreement entered into, or any Liabilities that shall occur or arise (or the circumstances, events or basis of which shall occur or arise) prior to such termination. It is the intent of the Parties that any obligation owed by a Party to the other Party (whether the same shall be known or unknown at the time of termination hereof, or whether the circumstances, events or basis of the same shall be known or unknown at the termination hereof) shall survive the time of termination of this CO&M Agreement.

11.  Dispute Resolution.
     ------------------

     11.1 Binding Arbitration. Any dispute, controversy or claim arising under this CO&M Agreement that has not otherwise been resolved by discussions between the Parties (a "Claim") shall be resolved by binding arbitration as provided herein, and judgment on an award rendered therein may be entered in any court having jurisdiction.

           (a) Arbitration shall be initiated by the delivery of a written demand for arbitration by the demanding Party to the other Party. The demand shall set out the nature of the dispute and the resolution sought by the demanding Party.

           (b) The respondent Party shall have thirty (30) days (the "Response Period") to respond to the demand, in writing, setting out its answer and/or counterclaims.

           (c) After the arbitration demand and response have been exchanged, an arbitrator shall be selected as follows:

               (i) The parties shall request that the American Arbitration Association provide them with a list of names of arbitrators with substantial experience in the substantive matter at issue. No person may be selected or serve as an arbitrator who at the outset is employed by, or under the control or management of, either Party;

               (ii) Each Party shall, within ten (10) days after the list of names is provided, select five names from that list in the order of preference. If either Party fails or refuses to select during the period for doing so, only the selections of the other Party shall be considered.

               (iii) The arbitrator jointly selected by both Parties shall be appointed. If more than one arbitrator is jointly selected, order of preference of both parties, using five points for the first preference and one point for the fifth preference shall determine the selection. If the Parties did not jointly select an arbitrator, the selection shall be made by the American Arbitration Association.


           (d) In addition to its authority to hear the dispute presented by the Parties, the arbitrator may, subject to the terms of this Section 11.1, make rulings in connection with the procedures and timetable to be followed by the Parties hereunder.

           (e) Within thirty (30) days after the appointment of arbitrator, the arbitration hearing shall proceed, subject to the following requirements and procedures:

               (i) The arbitration hearing shall be held at a location mutually agreed by the Parties, or failing such agreement, at a location determined by the arbitration panel;

               (ii) Strict rules of evidence shall not be applied in the arbitration hearing. The parties may offer such evidence as they desire and the arbitrators shall accept such evidence and accord it such weight as the arbitrators deem appropriate. Cross-examination of witnesses and rebuttal testimony shall be permitted; and

               (iii) Each Party may, but is not required to, submit one (1) prearbitration hearing brief (of not more than ten (10) pages (excluding exhibits)) no later than five (5) days prior to commencement of the arbitration hearing, and may also submit one (1) postarbitration hearing brief (of not more than ten (10) pages (excluding exhibits)) no later than ten (10) days after the close of the arbitration hearing. The prearbitration hearing brief shall contain each Shareholder's detailed proposal for resolution of the claim. A copy of any brief submitted to the arbitration panel shall also be served on the other Party.

           (f) After submission of any postarbitration hearing briefs and within thirty (30) days after the close of the arbitration hearing, the arbitrator shall select one of the proposals submitted by the Parties as a full and final resolution of the Claim subject to the following requirements and procedures.

               (i) The arbitrator shall weigh evidence and make its award, taking into account, to the extent it deems applicable, custom and usage of the industry;

               (ii) The arbitrator award shall be issued in writing and shall state the factual bases and reasoning of the award; and,

               (iii) The arbitrators may award costs of the arbitration proceeding, excluding attorneys' fees and also excluding the costs apportioned pursuant to clause (g) below.

           (g) Each Party shall pay the reasonable expense of the arbitrator of its selection. The amount or rate to be paid by the selecting Party shall be disclosed to the other Party upon engagement of the arbitrator. The Parties shall jointly and equally pay the expense of the arbitrators' selected arbitrator.

           (h) Neither Party may disclose the progress, content, findings or award of any arbitration commenced or completed hereunder without the prior written consent of the other Party. Nor may the arbitrators disclose such information without the written consent of both Parties.

           (i) All time limits stated in this Section 11.1 are for the convenience of the Parties and may be altered upon mutual agreement of the parties.

     11.2 Sole and Exclusive Remedy. The procedures specified in this Section 11 shall be the sole and exclusive procedures for the resolution of any claim between the parties arising out of or relating to this CO&M Agreement; provided, however, that a Party may seek a preliminary injunction or other preliminary judicial relief if in its judgment such action is necessary to avoid irreparable damage. Despite such action the Parties will continue to participate in good faith in the procedures specified in this Section 11. All applicable statutes of limitation shall be tolled while the procedures specified in this Section 11 are pending. The Parties will take such action, if any, required to effectuate such tolling.

     11.3 Applicability. Notwithstanding anything to the contrary contained herein, the provisions of this Section 11 shall not apply to any business decisions to be made by the Operator in connection with this CO&M Agreement.

12.  Special and Consequential Damages.
     ---------------------------------

     The indemnification provided in Section 7 of this CO&M Agreement shall include without limitation claims made by any Person for special, indirect, consequential or punitive damages; otherwise, neither Party shall have any liability hereunder to the other Party for any special, indirect, consequential or punitive damages.

13.  General.
     -------

     13.1 Effect of Agreement; Amendments. This CO&M Agreement, together with the Shareholders' Agreement, reflects the whole and entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, oral and written, among the Parties with respect to the subject matter hereof. This CO&M Agreement can be amended, restated or supplemented only by the written agreement of the Operator and the Company.

     13.2 Notices. Unless otherwise specifically provided in this CO&M Agreement, any notice or other communication shall be in writing and may be sent by (a) personal delivery (including delivery by a courier service), (b) telecopy to the following telecopy numbers (until changed in accordance with this Section 13.2) or (c) registered or certified mail, postage prepaid, addressed as set forth below (or at such other address as may be designated in accordance with this Section 13.2):

               (a)   If to the Operator:

                     Carolina Power & Light Company
                     Post Office Box 1551
                     Raleigh, North Carolina  27602
                     (411 Fayetteville Street Mall, 27601)
                     Attention: Don Davis


               (b) If to the Company, to Progress Energy at the address shown in (a) above and to APEC:

                     Thomas P. Nash, IV,
                     Trimpi & Nash & Harman, LLP
                     200 North Water Street
                     Elizabeth City, NC 27909


Notices shall be deemed given upon receipt, and a notice to the Company shall be deemed given when received by the last Party to receive the same. Any Party may change its address or telecopy number for notices hereunder by providing notice of any such change to each of the other Parties.

     13.3 Counterparts. This CO&M Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     13.4 Waiver. No waiver by either Party of any default by the other Party in the performance of any provision, condition or requirement herein shall be deemed to be a waiver of, or in any manner release the other Party from, performance of any other provision, condition or requirement herein, nor shall such waiver be deemed to be a waiver of, or in any manner a release of, the other Party from future performance of the same provision, condition or requirement. Any delay or omission of either Party to exercise any right hereunder shall not impair the exercise of any such right, or any like right, accruing to it thereafter.

     13.5 Assignability; Successors. This CO&M Agreement may not be assigned by either Party without the written consent of the other Party; provided, however, that such consent shall not be withheld unreasonably. This CO&M Agreement and all of the obligations and rights herein established shall extend to and be binding upon and shall inure to the benefit of the respective successors and permitted assigns of the respective Parties hereto. Unless otherwise agreed, any assignment of this CO&M Agreement shall not relieve the assigning Party of any of its obligations hereunder.

     13.6 Third Persons. Except as expressly provided in this CO&M Agreement, nothing herein expressed or implied is intended or shall be construed to confer upon or to give any Person not a Party hereto any rights, remedies or obligations under or by reason of this CO&M Agreement.

     13.7 Governing Law; Regulatory Bodies. This CO&M Agreement shall be governed by and interpreted in accordance with the laws of the State of North Carolina, excluding any conflict-of-laws rule or principle that might refer the governance or the construction of this CO&M Agreement to the law of another jurisdiction. Additionally, this CO&M Agreement and the obligations of the Parties hereunder are subject to all applicable laws, rules, orders and regulations of Governmental Authorities having jurisdiction, and to the extent of conflict, such laws, rules, orders and regulations of governmental authorities having jurisdiction shall control.

     13.8 Section Numbers; Headings. Unless otherwise indicated, references to Section numbers are to Sections of this CO&M Agreement. Headings and captions are for reference purposes only and shall not affect the meaning or interpretation of this CO&M Agreement.

     13.9 Severability. Any provision of this CO&M Agreement that is prohibited or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of that prohibition or unenforceability without invalidating the remaining provisions hereof or affecting the validity or enforceability of that provision in any other jurisdiction.

     13.10 Further Assurances. Each Party agrees to execute and deliver all such other and additional instruments and documents and to do such other acts and things as may be reasonably necessary more fully to effectuate the terms and provisions of this CO&M Agreement.



         [The remainder of this page has been intentionally left blank.]

     IN WITNESS WHEREOF, the Parties have caused this CO&M Agreement to be executed by their duly authorized representatives as of the date first above written.


OPERATOR:
--------

CAROLINA POWER & LIGHT COMPANY


By:
    -------------------------------------------------
Name:
      -----------------------------------------------
Title:
       ----------------------------------------------



COMPANY:
-------

EASTERN NORTH CAROLINA NATURAL GAS COMPANY

By each of its Shareholders:

PROGRESS ENERGY, INC.


By:
    -------------------------------------------------
Name:
      -----------------------------------------------
Title:
       ----------------------------------------------



ALBEMARLE PAMLICO ECONOMIC DEVELOPMENT CORPORATION


By:
    -------------------------------------------------
Name:
      -----------------------------------------------
Title:
       ----------------------------------------------

                                                                       EXHIBIT A
                                                                       ---------




                              ACCOUNTING PROCEDURE





                                    ARTICLE I


                               General Provisions


     1.01 Statements and Billings. The Operator shall bill the Company on the first Day of each Month or as soon as possible thereafter for the estimated costs and expenses for the Month, including any adjustment that may be necessary to correct prior estimated billings to actual costs. If requested by the Company, the Operator will promptly provide reasonably sufficient support for the estimated costs and expenses to be incurred for the Month. Actual bills will be summarized by appropriate classifications indicative of the nature thereof and will be accompanied by such detail and supporting documentation as the Company may reasonably request.

     1.02 Payment by Company. The Company shall pay all bills presented by the Operator as provided in this CO&M Agreement on or before the fifteenth (15th) Day after the bill is received. If payment is not made within such time, the unpaid balance shall bear interest until paid at a rate (which shall in no event be higher than the maximum rate permitted by applicable law) equal to the prime rate of Citibank, N.A. (or its successor) from time to time publicly announced and in effect. Payment by or on behalf of the Company shall not be deemed a waiver of the right to recoup any amount in question.

     1.03 Financial Records. The Operator shall maintain accurate books and records in accordance with Required Accounting Practice covering all of the Operator's actions under this CO&M Agreement.

     1.04 Purchase of Materials. It is contemplated that all material, equipment and supplies will be owned by the Company and purchased or furnished for its account. So far as is reasonably practical, and consistent with efficient, safe and economical operation as determined by the Operator, only such material shall be obtained for the Facilities as may be required for immediate use, and the accumulation of surplus stock shall be avoided. To the extent reasonably possible, the Operator shall take advantage of discounts available by early payments and pass such benefits on to the Company.

     1.05 Interest-Bearing Account. To the extent practicable, the funds of the Company will be held in one or more interest-bearing accounts.

                                   ARTICLE II


                                 Capital Items
                                 -------------

     2.01 To the extent the Operator or any of its Affiliates owns real and/or personal property necessary or desirable for the Operation of the Facilities that (a) under Required Accounting Practice, might be capitalized, and (b) the Operator or such Affiliate in its sole discretion is willing to transfer such property for consideration to the Company, the Operator or such Affiliate may, if approved by the Company, so transfer such property to the Company. In the event of such a transfer, the Operator may charge the Company the net book value thereof (as reflected on the books of the Operator or such Affiliate on the date of transfer).

     2.02 The cost of natural gas utilized for installation, purging, testing and line pack of the Facilities shall be a capital item. Any major modification to information systems requiring information processing and/or programming services shall be a capital item.


                                   ARTICLE III


                               Costs and Expenses
                               ------------------

     Subject to the limitations hereafter prescribed and the provisions of this CO&M Agreement, the Operator shall charge the Company for all costs and expenses provided for in Section 5.1(b) of this CO&M Agreement, including, but not limited to, the following items:

     3.01  Rentals. All rentals paid by the Operator.

     3.02 Labor Costs. All applicable personnel generating the following labor costs shall keep time sheets so that the portion of their salaries and wages chargeable under this CO&M Agreement may be supported and calculated, and only such proportionate part of such labor costs shall be charged pursuant to this
Section 3.02:

           (a) Salaries and wages of employees of the Operator and its Affiliates engaged in connection with the construction, operation, maintenance and administration of the Facilities and, in addition, amounts paid as salaries and wages of others temporarily employed in connection therewith. Such salaries and wages shall be loaded to include the Operator's actual costs of bonuses, holiday, vacation, sickness and jury service benefits and other customary allowances for time not worked paid to persons whose salaries and wages are chargeable under this Section 3.02(a). Direct labor charges may be billed from the following areas: Operations, Engineering, Customer Services, Legal-Assigned, Accounting, Tax, Rates and Planning.

           (b) Expenditures or contributions made pursuant to assessments imposed by Governmental Authority that are applicable to salaries, wages and costs chargeable under Section 3.02(a) above, including, but not limited to, FICA taxes and federal and state unemployment taxes.

           (c) The costs of plans incurred by or on behalf of the Operator for workers' compensation, employers' group life insurance, hospitalization, disability, pension, retirement, savings and other benefit plans, that are applicable to salaries and wages chargeable under Section 3.02(a) above. Such costs shall be charged on the basis of a percentage assessment on the amount of salaries and wages chargeable under Section 3.02(a) above.

           (d) Occupancy costs, including office space, furniture usage, desktop computing, telephone and other miscellaneous office-related expenses.

           (e) The overhead costs associated with procuring and scheduling gas and all other gas-related functions.

           (f) All other administrative and general expenditures, including salaries and wages, bonuses, related benefits and expenses of personnel of the Operator and/or the Operator's Affiliates (excluding the personnel referred to elsewhere in this Section 3.02 who render services for the benefit of the Operator (in the performance of its obligations hereunder) or the Company, including but not limited to, administrative, public relations, personnel, purchasing, legal and treasury, shall be charged as follows: 3.1% of direct labor costs.

     3.03 Reimbursable Expenses of Employees. Reasonable personal expenses of employees whose salaries and wages are chargeable under Section 3.02(a) above. As used herein, the term "personal expenses" shall mean out-of-pocket expenditures incurred by employees in the performance of their duties and for which such employees are reimbursed. The Operator shall maintain documentation for such expenses in accordance with the standards of the Internal Revenue Service.

     3.04 Material, Equipment and Supplies. Material, equipment and supplies purchased or furnished from the warehouse or other properties of the Operator's or its Affiliates, priced at cost plus the Operator's or its Affiliate's appropriate purchasing and stores overhead ordinarily in use by the Operator or its Affiliate.

     3.05 Transportation. Transportation of employees, equipment and material and supplies necessary for the Operation of the Facilities.

     3.06 Services. The cost of contract services and utilities procured from outside sources.

     3.07 Legal Expenses and Claims. All reasonable legal expenses, including but not limited to, costs and expenses of handling, investigating and settling litigation or claims arising by reason of the Operation of the Facilities or necessary to protect or recover any Facilities or property, including, but not limited to, attorney's fees, court costs, costs of investigation or procuring evidence and any judgments paid or amounts paid in settlement or satisfaction of any such litigation or claims. All judgments received or amounts received in settlement of litigation with respect to any claim asserted on behalf of the Company shall be for the benefit of and shall be remitted to the Company.

     3.08 Taxes. All taxes of every kind and nature assessed or levied upon or incurred in connection with the Operation of the Facilities or on the Facilities or other property of the Company and which taxes have been paid by the Operator for the benefit of the Company, including charges for late payment arising from extensions of the time for filing that are caused by the Company, or that result from the Operator's good faith efforts to contest the amount or application of any tax.


     3.09 Insurance. Net of any returns, refunds or dividends, all premiums, deductibles and retentions paid and expenses incurred for insurance required to be carded under this CO&M Agreement. In the event that the Operator self-insures the workers' compensation and employer's liability insurance as provided in
Section 8 of the CO&M Agreement, the Operator shall be reimbursed only for the amount equivalent to the standard premium(s) which would have been paid had such insurance been acquired, and the Operator shall not be reimbursed for the costs associated with any claims paid by the Operator as an insurer under such self-insurance.


     3.10 Permits, Licenses and Bond. Cost of permits, licenses and bond premiums necessary in the performance of the Operator's duties.

                                                                       EXHIBIT B
                                                                       ---------




                              MAP OF THE FACILITIES

                                                                       EXHIBIT C
                                                                       ---------




                                 RATE GUIDELINES


     1. Rate Increase. The Operator may apply to the NCUC for a rate increase including but not limited to adjustment to the Purchase Gas Adjustment Clause and General Rate Increase at any time it becomes necessary to do so. For purposes of this Paragraph 1, the following definitions are provided:

           (a) Purchase Gas Adjustment Clause: The procedures identified in Rider A of the Tariff.


           (b) General Rate Increase: An application made to the NCUC to increase gas margin rates.

     2. Competitive Rates. The Operator and the Company agree that it is necessary to maintain competitive rates and that this is a key ingredient to successfully attract new businesses to the Service Territory. Therefore, except as provided in Paragraph 4 below, during the term of the CO&M Agreement, the Operator will not seek to increase the Company's Rate Margin for any customer class above the Average Comparable Rate Margin of such customer class contained in Gas Rates charged by Other Local Distribution Companies. For purposes of this Paragraph 2, the following definitions are provided:

           (a) Other Local Distribution Companies: Public Service Company of North Carolina (PSNC), North Carolina Natural Gas Company (NCNG), Piedmont Natural Gas Company (PNG), Frontier Energy (Frontier), Virginia Natural Gas
(VNG) and North Carolina Gas Service, A Division of NUI Corporation (NUI).


           (b) Gas Rates: For Other Local Distribution Companies, the proper Tariff rate contained in the rate schedules shown in the table below used to determine the Average Comparable Rate Margin:


                         Company                         Other Local Distribution Companies
                                      --------------------------------------------------------------------------

 Customer ClassGas                       PSNC         NCNG         PNG        Frontier       VNG        NUI
      Rates*
-------------------- ---------------- ------------ ----------- ------------ ------------- ---------- -----------

                                                  (approved rate schedule number)


Residential
                            1             105          1           101          101           1         101

Commercial                  2             125          2           102          111           2         102


Industrial                  3             150          6           104          161           6         105

* See Paragraph 5 below.


           (c) Rate Margin: All gas costs determined by the NCUC or Virginia State Corporation Commission ("SCC") to be properly recoverable from sales customers, less the Benchmark Commodity Gas Cost and the Fixed Gas Cost Recovery Rate. The Rate Margin shall exclude fees assessed by state and local government agencies, including but not limited to: surcharges, increments, decrements, and franchise fees, subject to adjustment pursuant to Paragraph 5 below. For purposes of this Paragraph, the following definitions are provided:

               (i) Benchmark Commodity Gas Cost: The city gate delivered gas costs for long-term gas supplies, excluding demand charges and storage charge as approved in the Company's last general rate case or gas cost adjustment proceeding.

               (ii) Fixed Gas Cost Recovery Rate: The NCUC or SCC approved pipeline demand and storage charges for each rate class, expressed on a per dekatherm basis.

           (d) Average Comparable Rate Margins: The sum of the Rate Margins charged by each Other Local Distribution Company to similarly situated customers divided by the number of Other Local Distribution Companies. For each Other Local Distribution Company, only one rate schedule shall apply per customer class.

     3. Notwithstanding any other provision of this Exhibit C, the Operator may create additional rate schedules when it is necessary to meet customer demands or requirements. If the Operator creates a new rate, the Gas Rate used to calculate the Average Comparable Rate Margin will be determined by examining the Gas Rates charged by Other Local Distribution Companies to similarly situated customers.

     4. Should one or more of the rates included in the NCUC Application be increased, by the NCUC, or other regulatory entity, above the initial proposed rates submitted on October 26, 1999, then the Rate Margin cap described in Paragraph 2 above may be increased accordingly, except for rate increases requested by the Operator,

     5. The Rate Margin, as defined in Paragraph 2(c) above, for the Company shall be reduced by any amounts paid to APEC or the Company under the Shareholders' Agreement or any other agreement.

     6. In the event of adjustment or deletions or other significant changes to the rate schedules of the other Local Distribution Companies that results in the Company's Rate Margin being above the Average Comparable Rate Margin, the Company and the Operator will re-examine the Company's rates and take appropriate action to maintain the competitiveness of the Company's rates subject to NCUC approval.

     7. For illustrative purposes, a sample calculation of the Company's "Rate Margins" for Residential, Commercial and Industrial classes based on the rates in the Application submitted to the NCUC on October 26, 1999, and the assumptions contained therein are set out below:



                        EXAMPLE RATE MARGIN CALCULATION
--------------------------------------------------------------------------------

                                                      SMALL         LARGE
                                    RESIDENTIAL      GENERAL       GENERAL
                                      SERVICE        SERVICE       SERVICE
--------------------------------------------------------------------------------
RATE SCHEDULE                          1              2               3

TOTAL COMMODITY RATE(1)         $       7.08       $    6.13    $       3.90

Less:   Benchmark comodity              2.50            2.50            2.50
        Fixed gas demand cost           1.95            1.30            0.39
        Increments and decrements        --              --              --
        Fuel retention                  0.08            0.08            0.08
        Discounts to tariff              --              --             0.51
        Other                            --              --             --
                               -------------------------------------------------

RATE MARGIN                     $       2.55       $    2.25    $       0.42

(1) Block rates are averaged for residential and commercial rate schedules based upon usage; for residential rates, usage was estimated to be 53 dekatherms at the $7.15 winter rate and 17 dt at the $6.85 summer rate; for commercial rates, usage was estimated to be 272 dt at the $6.20 winter rate and 142 dt at the $5.90 summer rate

(2)  Rates were based upon the March 21, 2000 amendment to the bond application